                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 2004

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              FORM 20-F     X                    FORM 40-F
                          ------                           --------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

               YES                      NO     X
                    ------                  -------

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 2004

                                      INDEX


PART I    FINANCIAL INFORMATION

            Item 1.  Financial Statements

                     Unaudited Consolidated Financial Statements

                         Consolidated Balance Sheets

                         Consolidated Statements of Income

                         Consolidated Statement of Changes in Shareholders'
                         Equity

                         Consolidated Statements of Cash Flows

                         Notes to Unaudited Consolidated Financial Statements

            Item 2.  Operating and Financial Review and Prospects

PART II   OTHER INFORMATION

            Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

            Item 2.   Reports on Form 6-K

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS


                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                 AS OF
                                                                                    ---------------------------------
                                                                                    DECEMBER 31,        SEPTEMBER 30,
                                                                                       2004                 2003
                                                                                    -----------         -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                        $   590,592         $   550,352
   Short-term interest-bearing investments                                              666,794             640,347
   Accounts receivable, net                                                             282,465             254,779
   Deferred income taxes and taxes receivable                                            70,634              62,284
   Prepaid expenses and other current assets                                             98,242              80,229
                                                                                    -----------         -----------
         Total current assets                                                         1,708,727           1,587,991

Equipment, vehicles and leasehold improvements, net                                     174,582             181,121
Deferred income taxes                                                                   119,859             113,589
Goodwill                                                                                802,805             806,874
Intangible assets, net                                                                   43,139              47,512
Other noncurrent assets                                                                 132,125             126,797
                                                                                    -----------         -----------
         Total assets                                                               $ 2,981,237         $ 2,863,884
                                                                                    ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

   Accounts payable                                                                 $    90,892         $   104,415
   Accrued expenses and other current liabilities                                       137,811             137,664
   Accrued personnel costs                                                              132,303             124,284
   Short-term portion of financing arrangements                                             989               1,604
   Deferred revenue                                                                     235,923             223,122
   Short-term portion of capital lease obligations                                       16,194              19,706
   Deferred income taxes and taxes payable                                              167,989             163,648
                                                                                    -----------         -----------
         Total current liabilities                                                      782,101             774,443

Deferred income taxes                                                                    42,445              40,530
0.50% Convertible notes                                                                 450,000             450,000
Noncurrent liabilities and other                                                        187,163             154,721
                                                                                    -----------         -----------
         Total liabilities                                                            1,461,709           1,419,694
                                                                                    -----------         -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value; 0 shares
     issued and outstanding                                                                  --                  --
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value; 225,619 and
     224,947 issued and 202,006 and 201,334 outstanding, respectively                     3,613               3,601
   Additional paid-in capital                                                         1,843,628           1,837,608
   Treasury stock, at cost - 23,613 Ordinary Shares                                    (502,416)           (502,416)
   Accumulated other comprehensive loss                                                  (2,101)             (1,919)
   Unearned compensation                                                                   (129)               (174)
   Retained earnings                                                                    176,933             107,490
                                                                                    -----------         -----------
         Total shareholders' equity                                                   1,519,528           1,444,190
                                                                                    -----------         -----------
         Total liabilities and shareholders' equity                                 $ 2,981,237         $ 2,863,884
                                                                                    ===========         ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)

                                                            THREE MONTHS ENDED DECEMBER 31,
                                                            -------------------------------
                                                             2004                    2003
                                                            --------               --------
Revenue:
   License                                                  $ 20,366               $ 16,621
   Service                                                   449,166                411,674
                                                            --------               --------
                                                             469,532                428,295
                                                            --------               --------
Operating expenses:
    Cost of license                                            1,155                  1,132
    Cost of service                                          294,947                272,103
    Research and development                                  32,911                 30,498
    Selling, general and administrative                       54,960                 52,497
    Amortization of purchased intangible assets                3,718                  5,096
                                                            --------               --------
                                                             387,691                361,326
                                                            --------               --------

Operating income                                              81,841                 66,969
Interest income and other, net                                 4,959                  1,067
                                                            --------               --------

Income before income taxes                                    86,800                 68,036
Income taxes                                                  17,357                 14,968
                                                            --------               --------

Net income                                                  $ 69,443               $ 53,068
                                                            ========               ========

Basic earnings per share                                    $   0.34               $   0.25
                                                            ========               ========

Diluted earnings per share                                  $   0.32               $   0.24
                                                            ========               ========

Basic weighted average number of shares outstanding          201,703                215,106
                                                            ========               ========

Diluted weighted average number of shares outstanding        217,448                220,594
                                                            ========               ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)

                                                                         Accumulated
                              Ordinary Shares    Additional                 Other                                   Total
                            -------------------    Paid-in    Treasury   Comprehensive   Unearned     Retained   Shareholders'
                            Shares       Amount    Capital      Stock       Loss        Compensation   Earnings     Equity
                            ------       ------    -------      -----       ----        ------------   --------     ------
BALANCE AS OF SEPTEMBER
   30, 2004                 201,334     $3,601   $1,837,608  $(502,416)    $(1,919)       $(174)      $107,490    $1,444,190
Comprehensive income:
  Net income                     --         --           --         --          --           --         69,443        69,443
  Unrealized gain on
     foreign currency
     hedging contracts,
     net of $165 tax             --         --           --         --         502           --             --           502
  Unrealized loss on
     short-term
     interest-bearing
     investments, net of
     $(149) tax                  --         --           --         --        (684)          --             --          (684)
                                                                                                                  ----------
  Comprehensive income                                                                                                69,261
                                                                                                                  ----------
Employee stock options
   exercised                    672         12        5,129         --          --           --             --         5,141
Tax benefit of stock
   options exercised             --         --          864         --          --           --             --           864
Expense related to vesting
   of stock options              --         --           27         --          --           --             --            27
Amortization of unearned
   compensation                  --         --           --         --          --           45             --            45
                            -------     ------   ----------  ---------     -------        -----       --------    ----------
BALANCE AS OF
  DECEMBER 31, 2004         202,006     $3,613   $1,843,628  $(502,416)    $(2,101)       $(129)      $176,933    $1,519,528
                            =======     ======   ==========  =========     =======        =====       ========    ==========


As of December 31, 2004 and September 30, 2004, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $(730) and $(1,232), respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(1,371) and $(687), respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                               THREE MONTHS ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 2004                  2003
                                                               ---------            ----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                     $  69,443            $  53,068
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                  22,755               25,402
   Gain on sale of equipment                                        (392)                 (45)
   Gain on repurchase of 2% convertible notes                         --                  (13)
   Deferred income taxes                                          (2,534)              (1,654)
   Tax benefit of stock options exercised                            864                1,672
   Realized gain from short-term interest-bearing
     investments                                                     (39)                (388)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                           (27,684)             (11,747)
   Prepaid expenses and other current assets                     (14,025)              10,515
   Other noncurrent assets                                        (5,731)             (12,059)
   Accounts payable and accrued expenses                          (4,715)               3,202
   Deferred revenue                                               12,801                8,309
   Income taxes payable                                           (1,779)               2,178
   Noncurrent liabilities and other                               34,079                4,211
                                                               ---------            ---------
Net cash provided by operating activities                         83,043               82,651
                                                               ---------            ---------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                  1,503                  220
Payments for purchase of equipment, vehicles, leasehold
     improvements                                                (15,657)             (14,049)
Proceeds from sale of short-term interest-bearing
     investments                                                 132,891              311,995
Purchase of short-term interest-bearing investments             (160,134)            (545,442)
Net cash paid for in acquisition                                     (18)                  --
                                                               ---------            ---------
Net cash used in investing activities                            (41,415)            (247,276)
                                                               ---------            ---------

CASH FLOW FROM FINANCING ACTIVITIES:

Proceeds from employee stock options exercised                     5,141                4,846
Repurchase of ordinary shares                                         --             (123,993)
Repurchase of 2% convertible notes                                    --               (4,987)
Principal payments under financing arrangements                     (615)                (546)
Borrowings under financing arrangements                                2                   --
Principal payments on capital lease obligations                   (5,916)              (6,082)
                                                               ---------            ---------
Net cash used in financing activities                             (1,388)            (130,762)
                                                               ---------            ---------

Net (decrease) increase in cash and cash equivalents              40,240             (295,387)
Cash and cash equivalents at beginning of period                 550,352              847,600
                                                               ---------            ---------
Cash and cash equivalents at end of period                     $ 590,592            $ 552,213
                                                               =========            =========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:

   Income taxes, net of refunds                                $  21,802            $   9,125
   Interest                                                        1,388                4,575


                 The accompanying notes are an integral of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1. BASIS OF PRESENTATION

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment so as to help its customers move toward an integrated approach to customer management. The Company designs, develops, markets, supports and operates, and provides Managed Services for, information system solutions primarily to leading communications companies throughout the world.

         The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

         The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

         The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2004, set forth in the Company's Annual Report on Form 20-F filed on December 30, 2004 with the Securities and Exchange Commission.

         Reclassification

         Certain prior year amounts have been reclassified to conform to the current year presentation.

2. SIGNIFICANT ACCOUNTING POLICY

         Accounting for Stock-Based Compensation

         The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations in accounting for its employee stock options. Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options in accordance with the accelerated expense attribution method.

         As presented below, the Company determined pro forma net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of Financial Accounting Standards Board Statement No. 123", had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value,

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

     which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

         The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                                         THREE MONTHS ENDED
                                                            DECEMBER 31,
                                                      -----------------------
                                                       2004             2003
                                                      ------           ------
       Risk-free interest rate                          3.30%            3.08%
       Expected life of options                         4.50             4.50
       Expected annual volatility                      0.638            0.691
       Expected dividend yield                          None             None

       Fair value per option                          $12.47           $12.43

         The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the three months ended December 31, 2004 and 2003:

                                                       THREE MONTHS ENDED
                                                          DECEMBER 31,
                                                   ------------------------
                                                    2004              2003
                                                   -------          -------
       Net income, as reported                     $69,443          $53,068
       Add: Stock-based employee
             compensation expense included
             in net income, net of related
             tax effects                                58                5
       Less: Total stock-based employee
             compensation expense
             determined under fair value
             method for all awards, net of
             related tax effects                    (7,540)         (10,847)
                                                   -------          -------
       Pro forma net income                        $61,961          $42,226
                                                   =======          =======
       Basic earnings per share:
           As reported                             $  0.34          $  0.25
                                                   =======          =======
           Pro forma                               $  0.31          $  0.20
                                                   =======          =======
       Diluted earnings per share:
           As reported                             $  0.32          $  0.24
                                                   =======          =======
           Pro forma                               $  0.29          $  0.19
                                                   =======          =======

         The pro forma results for the three months ended December 31, 2003 have been revised due to the correction of the stock-based compensation amount for such period made during fiscal 2004. The correction resulted in a decrease in pro forma net income of $4,135 and a decrease in pro forma diluted earnings per share of $0.02 for such period.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


3. ADOPTION OF NEW ACCOUNTING STANDARDS

         The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

         In September 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("Issue 04-8"). Issue 04-8 relates to contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period (market price trigger). According to the accounting treatment in effect prior to this quarter, the potential dilutive effect of the conversion feature was excluded from diluted earnings per share until the market price contingency was met. Under Issue 04-8, all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price are required to be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of Issue 04-8 is for reporting periods ending after December 15, 2004. The consensus is required to be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes are required to be restated to conform to the consensus guidance.

         The Company adopted Issue 04-8 in the first quarter of fiscal 2005, which required the addition of 10,436 ordinary shares issuable upon conversion of the Company's 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes"), to the diluted earnings per share calculation. The adoption of Issue 04-8 has no effect on the Company's previously reported quarterly diluted earnings per share for the three months ended December 31, 2003 as the Company had no outstanding contingently convertible debt instruments during that period.

         New Accounting Standard for Stock-Based Compensation

         On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

         The Company must adopt SFAS 123(R) no later than the first interim period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued.

         SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

         1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

         2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


         As permitted by SFAS No.123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 above. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,094, $262, and $6,808 in fiscal years 2004, 2003 and 2002, respectively.

4. ACCOUNTS RECEIVABLE, NET

         Accounts receivable, net consists of the following:

                                                              AS OF
                                                ------------------------------------
                                                DECEMBER 31,           SEPTEMBER 30,
                                                   2004                    2004
                                                 --------                --------

          Accounts receivable -billed            $272,839                $242,254
          Accounts receivable -unbilled            23,411                  24,696
          Less - allowances                       (13,785)                (12,171)
                                                 --------                --------
          Accounts receivable, net               $282,465                $254,779
                                                 ========                ========

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

5.       COMPREHENSIVE INCOME

         Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

         The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                         THREE MONTHS ENDED
                                                             DECEMBER 31,
                                                     --------------------------
                                                      2004                2003
                                                     -------            -------
       Net income                                    $69,443            $53,068
       Other comprehensive income (loss):
           Unrealized gain (loss) on
            foreign currency hedging
            contracts, net of tax                        502             (3,199)
          Unrealized loss on short-term
            interest-bearing investments,
            net of tax                                  (684)              (465)
                                                     -------            -------
       Comprehensive income                          $69,261            $49,404
                                                     =======            =======

6.   INCOME TAXES

         The provision for income taxes for the following periods consisted of:

                                                         THREE MONTHS ENDED
                                                            DECEMBER 31,
                                                     -------------------------
                                                      2004              2003
                                                     -------            -------
       Current                                       $19,891           $16,622
       Deferred                                       (2,534)           (1,654)
                                                     -------           -------
                                                     $17,357           $14,968
                                                     =======           =======

         The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                        THREE MONTHS ENDED
                                                           DECEMBER 31,
                                                      ---------------------
                                                      2004             2003
                                                      ----             ----
       Statutory Guernsey tax rate                     20%              20%
       Guernsey tax-exempt status                     (20)             (20)
       Foreign taxes                                   20               22
                                                      ----             ----
       Effective income tax rate                       20%              22%
                                                      ====             ====

         As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2005 is expected to approximate 20%.

         As of December 31, 2004, deferred tax assets of $12,141, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of such tax benefits associated

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

      with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

7.   EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                THREE MONTHS ENDED
                                                                    DECEMBER 31,
                                                            ----------------------------
                                                              2004                2003
                                                            --------            --------
         Numerator:
            Numerator for basic earnings per share -
              net income available to shareholders          $ 69,443            $ 53,068
            Effect of assumed conversion of 0.50%
              convertible notes                                  984                  --
                                                            --------            --------
            Numerator for diluted earnings per share
              - net income available to shareholders
              and assumed conversions                       $ 70,427            $ 53,068
                                                            ========            ========

         Denominator:
           Denominator for basic earnings per share -
           weighted average number of shares
           outstanding                                       201,703             215,106
           Effect of assumed conversion of 0.50%
           convertible notes                                  10,436                  - (1)
           Effect of dilutive stock options granted            5,309               5,488
                                                            --------            --------
           Denominator for diluted earnings per share -
           adjusted weighted average shares and assumed
           conversions                                       217,448             220,594
                                                            ========            ========
           Basic earnings per share                         $   0.34            $   0.25
                                                            ========            ========

           Diluted earnings per share                       $   0.32            $   0.24
                                                            ========            ========

      (1) The adoption of Issue 04-8 had no impact on the reported diluted earnings per share for the three months ended December 31, 2003 as the 0.50% Notes were not outstanding during that period.

         The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

         The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "2% Notes") on diluted earnings per share was anti-dilutive for the three months ended December 31, 2003 and 2004, and, therefore, was not included in the above calculation.

         The effect of the 0.50% Notes on diluted earnings per share was included in the above calculation for the three months ended December 31, 2004 following the adoption of Issue 04-8. See Note 3.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

8. REPURCHASE OF SECURITIES

         Ordinary Shares

         On December 20, 2004, the Company announced that its Board of Directors had extended the share repurchase program for the additional repurchase of up to $100,000 of the Company's ordinary shares in the open market or privately negotiated transactions and at times and prices the Company deems appropriate. No share repurchases under this program were made in the three months ended December 31, 2004.

9. ACQUISITION

         CERTEN INC.

         On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen (renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. In the three months ended December 31, 2004, the Company corrected the allocation of the purchase price and recalculated a deferred tax asset related to the fair value of an acquired pension liability. The corrected purchase price allocation resulted in a decrease of $4,069 in goodwill.

         The following is the corrected allocation of the purchase price and deferred tax liability:

           Purchase price                                                               $  65,887
              Estimated transaction costs                                                   2,925
                                                                                         --------
              Total purchase price                                                         68,812
              Write-off of deferred revenue and allowance on Amdocs books, net of
                tax                                                                       (33,666)
                                                                                         --------
              Net amount for purchase price allocation                                  $  35,146
                                                                                         ========

           Allocation of purchase price:
              90% tangible assets acquired, net of capitalized Amdocs system on
                Certen's books                                                          $  80,929
              90% liabilities assumed                                                    {241,460)
                                                                                         --------
              Net liabilities acquired                                                    160,531)

              Customer arrangement                                                         36,385
              Adjustment to fair value of pension and other post-employment benefit
                liabilities                                                               (12,605)
              EITF 95-3 and other liabilities                                              (2,857)
              Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax
                bases                                                                      77,742
                                                                                         --------
              Net fair value of liabilities acquired                                      (61,866)
              Goodwill                                                                     97,012
                                                                                         --------
                                                                                        $  35,146
                                                                                         ========

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

10.  OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

         Fiscal Year Ended September 30, 2003

         In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity, with targeted quarterly savings of approximately $8,000. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

         The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $6,029 of the total charge was paid in cash as of December 31, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through June 2008.

         Details of $9,956 Restructuring Charge:

         In the first quarter of fiscal 2003, Company recorded a charge of $4,011 related to employee separation costs in connection with the termination of employment of software information technology specialists and administrative professionals from various locations around the world. The Company recorded a charge of $4,022 related to facilities, representing rent obligations relating to vacated facilities in Raanana, Israel and St. Louis, Missouri. The Company also recorded a provision of $1,829 for asset write-offs, principally for leasehold improvements in Raanana, Israel and St. Louis, Missouri that were abandoned.

         The restructuring charge is comprised of the following as of December 31, 2004:

                                                 FACILITIES
                                                 ----------
       Balance as of September 30, 2004            $1,797
       Cash payments                                 (106)
                                                   ------
       Balance as of December 31, 2004             $1,691
                                                   ======

         The financial savings of these actions, of approximately $8,000 quarterly commencing in the second quarter of 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, new Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

         Fiscal Year Ended September 30, 2002

         In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs by approximately $30,000 quarterly in response to a decline of the forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than expected, as well as from smaller than expected initial spending commitments and reduced discretionary spending under contracts with some customers.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

         The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $17,139 of the total charge was paid in cash as of December 31, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through April 2012.

         Details of $20,919 Restructuring Charge:

         In the fourth quarter of fiscal 2002, the Company recorded a charge of $11,353 related to employee separation costs in connection with the termination of employment of approximately 1,000 employees, representing approximately 10% of the Company's worldwide workforce of 9,900 full-time employees. The actual number of employees terminated approximated original estimates. There was not a single group of employees or business function that was solely impacted by these measures; instead it impacted information technology specialists and administration professionals across a broad range of functions according to the areas with reduced activities. The Company recorded a charge of $7,880 related to facilities, representing rent obligations relating to vacated facilities in various locations in Canada, Israel and the United States. The Company also recorded a provision of $1,584 for asset write-offs, principally for leasehold improvements in Canada, Israel and the United States that were abandoned.

         The restructuring charge is comprised of the following as of December 31, 2004:

                                                 FACILITIES
                                                 ----------
       Balance as of September 30, 2004           $ 2,665
       Cash payments                                  (76)
       Adjustments (1)                             (1,675)
                                                  -------
       Balance as of December 31, 2004            $   914
                                                  =======

      (1) Reflects adjustments of $1,675 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $1,675, which was credited to "cost of service" and "selling, general and administrative" expenses in the three months ended December 31, 2004.

         The financial savings of these actions of approximately $30,000 quarterly commencing in the first quarter of fiscal 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

         In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

         The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $7,405 of the total charge was paid in cash as of December 31, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

         Details of $13,311 Restructuring charge:

         Approximately $6,255 of the total restructuring charge related to facilities and represented rent obligations outstanding for the Stamford site. Approximately $4,126 of the total restructuring charge related to the write-off of leasehold improvements at the Stamford site that were abandoned. The

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


     Company also recorded a provision of $2,530 related to employee separation costs in connection with the termination of employment of 166 employees. In the fourth quarter of fiscal 2004, the Company increased its accrual related to facilities by $4,220 due to changes in its previous estimates.

         The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of December 31, 2004:

                                                 FACILITIES
                                                 ----------
       Balance as of September 30, 2004            $5,818
       Cash payments                                 (297)
                                                   ------
       Balance as of December 31, 2004             $5,521
                                                   ======


         The operating costs related to the Stamford site that were eliminated were approximately $8,500 in its last quarter of activity.

11.  EMPLOYEE BENEFITS

         FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", requires additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans.

         The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for some of its Canadian employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in pooled fund units established by Bell Canada Enterprises for the collective investment of registered pension plan assets.

         The net periodic benefit cost under these plans for the three months ended December 31, 2004 and 2003, was as follows:

                                             THREE MONTHS ENDED                    THREE MONTHS ENDED
                                             DECEMBER 31, 2004                      DECEMBER 31, 2003
                                       ------------------------------         ----------------------------
                                       PENSION                OTHER           PENSION              OTHER
                                       BENEFITS              BENEFITS         BENEFITS            BENEFITS
                                       --------              --------         --------            --------
     Service costs                      $ 547                  $ 66            $ 495                $ 90
     Interest on benefit obligations      837                   121              647                  93
     Expected return on plan assets      (686)                   --             (553)                 --
                                        -----                  ----            -----                ----
                                        $ 698                  $187            $ 589                $183
                                        =====                  ====            =====                ====

         In the three months ended December 31, 2004, the Company made no contributions. The Company expects that contributions for the fiscal year ending September 30, 2005 will approximate $3,285 to the pension plan and $89 for other benefits.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


12.  CONTINGENCIES

         Legal Proceedings

         The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

         Securities and Exchange Commission Investigation

         The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

         Guarantor's Accounting and Disclosure Requirements for Guarantees

         The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of December 31, 2004 and September 30, 2004, the maximum potential amount of the Company's future exposure under this guarantee as determined in accordance with Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was $4,717.

         The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the three months ended December 31, 2004 and 2003.

         The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2004 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     -    the factors that affect our business,

     - our revenue and costs for the three months ended December 31, 2004 and 2003,

     - the reasons why such revenue and costs were different from period to period,

     -    the sources of our revenue,

     -    how all of this affects our overall financial condition,

     - our capital expenditures for the three months ended December 31, 2004 and 2003, and

     - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three-month periods ended December 31, 2004 and 2003. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Our market focus is primarily the communications industry, and we are a leading provider of software products and services to that industry. Our products and services help our customers move toward an integrated approach to customer management, which we refer to as "Integrated Customer Management", or "ICM". Our portfolio of product offerings include billing and customer relationship management ("CRM"), order management, mediation, call rating, invoice calculation and preparation, bill formatting, collections, provisioning, content and partner relationship management, support solutions and customer interaction products, which we refer to, collectively, as "Integrated Customer Management Enabling Systems", or "ICM Enabling Systems" (previously known as CC&B Systems).

     Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our ICM Enabling Systems are designed to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support a wide range of communications services, including wireline, wireless, cable, voice, video, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages.

     Due to the complexity of our customers' projects and the expertise required for system support, we also provide information technology, or "IT", services, including extensive system implementation, , integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers. We are also expanding to system integration and providing IT consulting services, such as profit enhancement.

     Our business is conducted on a global basis. We maintain six development facilities located in Canada, Cyprus, India, Ireland, Israel and the United States. We expect our new development center in India to grow and support the overall activity of our business worldwide at comparatively lower operating costs.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     We derive our revenue principally from:

     - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

     - providing Managed Services and other related services for our solutions, and

     - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

      Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during fiscal years 2003 and 2002, the market value, financial results and prospects, and capital spending levels of communications companies declined or degraded. During fiscal 2004, several communications service providers demonstrated a greater readiness to commit to new projects, and in the first quarter of fiscal 2005, we observed improvement in the markets that we serve. Communications service providers were increasingly willing to commit to new projects, both in wireline and wireless. As a result, we expect continued growth in the coming quarters.

      We believe that we are a leading global provider of ICM Enabling Systems. We provide a broad set of products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services.

      We believe that demand for our ICM Enabling Systems is driven by, among other key factors:

      -     the global use of communications services,

      - the emergence of new communications products and services, especially IP, video, broadband, data and content services and IPTV (Internet Protocol Television),

      - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

      -     the ongoing consolidation within the communications industry,

      - the business needs of communications service providers to reduce costs and retain high value customers, and

      -     a shift from in-house management to vendor solutions.

      We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our ICM Enabling Systems to improve productivity.

      Revenue from Managed Services arrangements is included in both license and service revenue from the sale of ICM Enabling Systems and Directory Systems. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services agreements in each of the three-month periods ended December 31, 2004 and 2003 was approximately 40% of total revenue.

RESULTS OF OPERATIONS

      The following table sets forth for the three months ended December 31, 2004 and 2003 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                         THREE MONTHS ENDED
                                             DECEMBER 31,
                                         ------------------
                                         2004          2003
                                        -----         -----
Revenue:
  License ....................            4.3%          3.9%
  Service ....................           95.7          96.1
                                        -----         -----
                                        100.0         100.0
                                        -----         -----
Operating expenses:
  Cost of license ............            0.3           0.3
  Cost of service ............           62.8          63.5
  Research and development ...            7.0           7.1
  Selling, general and
    administrative ...........           11.7          12.3
  Amortization of purchased
    intangible assets ........            0.8           1.2
                                        -----         -----
                                         82.6          84.4
                                        -----         -----
Operating income .............           17.4          15.6
Interest income and other, net            1.1           0.3
                                        -----         -----
Income before income taxes ...           18.5          15.9
Income taxes .................            3.7           3.5
                                        -----         -----
Net income ...................           14.8%         12.4%
                                        =====         =====

     THREE MONTHS ENDED DECEMBER 31, 2004 AND 2003

     The following is a tabular presentation of our results of operations for the three months ended December 31, 2004 compared to the three months ended December 31, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                      THREE MONTHS ENDED
                                         DECEMBER 31,              INCREASE (DECREASE)
                                    ----------------------      ----------------------
                                     2004           2003         AMOUNT            %
                                    --------      --------      --------         -----
                                          (in thousands)
                                    ------------------------------------
Revenue:
   License ...................      $ 20,366      $ 16,621      $  3,745          22.5%
   Service ...................       449,166       411,674        37,492           9.1
                                    --------      --------      --------
                                     469,532       428,295        41,237           9.6
                                    --------      --------      --------
Operating expenses:
   Cost of license ...........         1,155         1,132            23           2.0
   Cost of service ...........       294,947       272,103        22,844           8.4
   Research and development ..        32,911        30,498         2,413           7.9
   Selling, general and
     administrative ..........        54,960        52,497         2,463           4.7
   Amortization of purchased
     intangible assets .......         3,718         5,096        (1,378)        (27.0)
                                    --------      --------      --------
                                     387,691       361,326        26,365           7.3
                                    --------      --------      --------
Operating income .............        81,841        66,969        14,872          22.2
Interest income and other, net         4,959         1,067         3,892         364.8
                                    --------      --------      --------
Income before income taxes ...        86,800        68,036        18,764          27.6
Income taxes .................        17,357        14,968         2,389          16.0
                                    --------      --------      --------
Net income ...................      $ 69,443      $ 53,068      $ 16,375          30.9
                                    ========      ========      ========


     REVENUE. Total revenue increased by $41.2 million, or 9.6%, in the three months ended December 31, 2004 to $469.5 million from $428.3 million in the three months ended December 31, 2003. Approximately 70% of the increase in total revenue was due to an increase in business related to Managed Services customers, and the remainder was attributable to revenue from existing and new customers. Revenue related to Managed Services customers in the three months ended December 31, 2004 and 2003 was approximately 40% of total revenue. In the three months ended December 31, 2004, following the significant weakening of the U.S. dollar, total revenue was increased by approximately $7 million.

     License and service revenue from the sale of ICM Enabling Systems was $407.5 million for the three months ended December 31, 2004, an increase of $32.1 million, or 8.6%, over the three months ended December 31, 2003. Approximately 75% of the increase is attributable to an increase in business related to Managed Services customers, and the remainder was attributable to revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 86.8% and 87.7% of our total revenue in the three months ended December 31, 2004 and 2003, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into an Integrated Customer Management approach. During fiscal 2004, several communications service providers demonstrated a greater readiness to commit to new projects, and in the first quarter of fiscal 2005, we observed improvement in the markets that we serve. Communications service providers were increasingly willing to commit to new projects, both in wireline and wireless.

      License and service revenue from the sale of Directory Systems was $62.0 million for the three months ended December 31, 2004, an increase of $9.1 million, or 17.3%, over the three months ended December 31, 2003. Approximately 40% of the increase in Directory Systems revenue in the three months ended December 31, 2004 was attributable to an increase in business related to Managed Services customers, and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of Directory Systems represented 13.2% and 12.3% of our total revenue in the three months ended December 31, 2004 and 2003, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will slightly increase in fiscal 2005.

     In the three months ended December 31, 2004, revenue from customers in North America, Europe and the rest of the world accounted for 67.9%, 23.4% and 8.7%, respectively, of total revenue compared to 66.4%, 26.7% and 6.9%, respectively, for the three months ended December 31, 2003. Approximately 85% of the increase in revenue from customers in North America in the three months ended December 31, 2004 is attributable to an increase in business related to Managed Services customers, and the remainder to the expansion of relationships with existing and new customers in North America. The decrease in revenue from customers in Europe in the three months ended December 31, 2004 was attributable to a decrease in revenue from existing customers. The increase in revenue from customers in the rest of the world in the three months ended December 31, 2004 was attributable to the expansion of relationships with existing and new customers in the rest of the world.

     COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended December 31, 2004, cost of license, as a percentage of license revenue, was 5.7%, compared to 6.8% in the three months ended December 31, 2003.

     COST OF SERVICE. The increase in cost of service in the three months ended December 31, 2004 was 8.4%, as compared to the 9.6% increase in our total revenue in the three months ended December 31, 2004, and resulted in a 0.7% increase in our gross margin, as a percentage of revenue. Our gross margin is affected by the Managed Services projects, which we expect to be less profitable in their initial period. In the three months ended December 31, 2004, following the significant weakening of the U.S. dollar, cost of service was increased by approximately $7 million.

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense increased by $2.4 million, or 7.9%, in the three months ended December 31, 2004 to $32.9 million from $30.5 million in the three months ended December 31, 2003. Such increase in research and development expense was proportionally less than the increase in our total revenue, and research and development expense decreased, as a percentage of revenue, from 7.1% of revenue in the three months ended December 31, 2003 to 7.0% of revenue in the three months ended December 31, 2004. While we continue to upgrade our existing systems, in the first quarter of fiscal 2005, we focused significant research and development efforts on the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts we will launch Amdocs 6 in the second quarter of fiscal 2005. The majority of our research and development expenditures are directed to our ICM Enabling Systems, and the remainder to directory, content, mediation and order management solutions. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $2.5 million, or 4.7%, in the three months ended December 31, 2004 to $55.0 million, from $52.5 million in the three months ended December 31, 2003. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the first quarter of fiscal 2005 was attributable to overall increase in our operations, as well as to the increase in our selling and marketing compensation, although the 4.7% increase was significantly less than the 9.6% increase in our total revenue.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended December 31, 2004 was $3.7 million, compared to $5.1 million in the three months ended December 31, 2003. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2004.

     OPERATING INCOME. Operating income increased by $14.9 million, or 22.2%, in the in the three months ended December 31, 2004, to $81.8 million, or 17.4% of revenue, from $67.0 million, or 15.6% of revenue, in the three months ended December 31, 2003. The increase in operating income in the first quarter of fiscal 2005 resulted from the 9.6% increase in our total revenue, and by the 0.7% increase in our gross margin as a percentage of revenue.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $3.9 million in the three months ended December 31, 2004 to $5.0 million from $1.1 million in the three months ended December 31, 2003. The increase in interest income and other, net, in the first quarter of fiscal 2005 is primarily attributable to the increase in market interest rates on our short-term interest-bearing investments, and to the decrease in our interest expense due to the redemption of our 2% Notes in June 2004, which was partially offset by interest expense on our 0.50% Notes issued in March 2004.

     INCOME TAXES. Income taxes for the first quarter of fiscal 2005 were $17.4 million on pretax income of $86.8 million, an effective tax rate of 20% compared to 22% in the three months ended December 31, 2003. Our effective tax rate for fiscal year 2005 is expected to be approximately 20% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

     NET INCOME. Net income was $69.4 million in the first quarter of fiscal 2005, compared to a net income of $53.1 million in the three months ended December 31, 2003. The increase in net income is primarily attributable to the 9.6% increase in our total revenue.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.32 for the three months ended December 31, 2004, compared to $0.24 in the three months ended December 31, 2003.

     The shares issuable upon conversion of the 0.50% Notes were included in the diluted earnings per share calculation for the three months ended December 31, 2004 following the adoption of Issue 04-8, which required the addition of 10.4 million ordinary shares issuable upon conversion of our 0.50% Notes, to the diluted earnings per share calculation. The adoption of Issue 04-8 has no effect on our previously reported quarterly diluted earnings per share for the three months ended December 31, 2003 as the 0.50% Notes were not outstanding during that period.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,257.4 million as of December 31, 2004, compared to $1,190.7 million as of September 30, 2004. The increase is attributable to positive cash flows from operations. Net cash provided by operating activities amounted to $83.0 million and $82.7 million for the three months ended December 31, 2004 and 2003, respectively. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to Managed Services projects and acquisitions. We may also use a portion of our cash balances for future repurchases of our outstanding shares, as described below.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     As of December 31, 2004, $0.3 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively.

     On December 20, 2004, we announced that our Board of Directors had extended our share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. No share repurchases under this program were made in the three months ended December 31, 2004.

     As of December 31, 2004, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $1.0 million of loans were outstanding. In addition, as of December 31, 2004 we had outstanding letters of credit and bank guarantees from various banks totaling $14.4 million.

     As of December 31, 2004, we had outstanding long-term obligations of $18.1 million in connection with leasing arrangements.

     We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for the year ended September 30, 2004. Since September 30, 2004, there have been no material changes in contractual obligations outside the ordinary course of our business.

     Our capital expenditures were approximately $15.7 million in the three months ended December 31, 2004. Approximately 85% of these expenditures consisted of purchases of computer equipment and, the remainder, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

     During the three months ended December 31, 2004, approximately 70% of our revenue and approximately 50% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II  OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(b)      Issuer Purchases of Equity Securities

         The following table provides information about purchases by the Company and its affiliated purchasers during the quarter ended December 31, 2004 of equity securities that are registered by the Company pursuant to Section 12 of the Securities Exchange Act of 1934:

                      ISSUER PURCHASES OF EQUITY SECURITIES

Ordinary Shares

                                   (A)                  (B)                 (C)                       (D)
                                                                      TOTAL NUMBER OF
                                                                         SHARES (OR
                                                                          UNITS)               MAXIMUM NUMBER (OR
                                                                       PURCHASED AS           APPROXIMATE DOLLAR
                                 TOTAL                 AVERAGE            PART OF             VALUE) OF SHARES (OR
                                NUMBER OF             PRICE PAID           PUBLICLY           UNITS) THAT MAY YET BE
                               SHARES (OR             PER SHARE       ANNOUNCED PLANS         PURCHASED UNDER THE
PERIOD                      UNITS) PURCHASED          (OR UNIT)         OR PROGRAMS          PLANS OR PROGRAMS (1) (2)
------                      ----------------          ---------         -----------          -------------------------
10/01/04-10/31/04                 --                     $--                --                10,100 and $100 million
11/01/04-11/30/04                 --                      --                --                     $100 million
12/01/04-12/31/04                 --                      --                --                     $100 million
                            ----------------                          --------------
Total                             --                                        --                     $100 million
                            ================                          ==============

      (1) On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to five million ordinary shares during fiscal 2004. As of September 30, 2004, 10,100 shares were available for repurchase pursuant to the board authorization for this program. This program expired in November 2004. No share repurchases under this program were made in the three months ended December 31, 2004.

      (2) On December 20, 2004, the Company announced that its Board of Directors had extended the share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. No share repurchases under this program were made in the three months ended December 31, 2004.

Convertible Notes

                                    (A)                  (B)                  (C)                      (D)
                                                    AVERAGE PRICE       TOTAL NUMBER OF         MAXIMUM NUMBER (OR
                                                       PAID PER       PRINCIPAL AMOUNT OF       APPROXIMATE DOLLAR
                                                       $1,000          CONVERTIBLE NOTES       VALUE) OF PRINCIPAL
                             TOTAL PRINCIPAL          PRINCIPAL        PURCHASED AS PART      AMOUNT OF CONVERTIBLE
                                AMOUNT OF             AMOUNT OF          OF PUBLICLY           NOTES THAT MAY YET BE
                             CONVERTIBLE NOTES       CONVERTIBLE       ANNOUNCED PLANS          PURCHASED UNDER THE
PERIOD                          PURCHASED               NOTES            OR PROGRAMS           PLANS OR PROGRAMS (1)
------                          ---------               -----            -----------           ---------------------
10/01/04-10/31/04                  $--                  $ --                $--                       $272,000
11/01/04-11/30/04                   --                    --                 --                        272,000
12/01/04-12/31/04                   --                    --                 --                        272,000
                            ------------------                         ------------------
Total                              $--                    --                $--                        272,000
                            ==================                         ==================

(1) In April 2004, the Company's board of directors authorized the Company to repurchase the outstanding amount of the 2% Notes.

ITEM 2.   REPORTS ON FORM 6-K

(a)   Reports on Form 6-K

      The Company filed the following reports on Form 6-K during the three months ended December 31, 2004:

      (1)   Form 6-K dated October 1, 2004.

      (2)   Form 6-K dated November 4, 2004.

      (3)   Form 6-K dated December 20, 2004.

      (4)   Form 6-K dated December 21, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               AMDOCS LIMITED


                                               /s/ Thomas G. O'Brien
                                               ------------------------------
                                               Thomas G. O'Brien
                                               Treasurer and Secretary
                                               Authorized U.S. Representative

Date:    February 14, 2005